U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-31722

NEW GOLD INC.

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Press Release dated March 31, 2008 (Joint Press Release of New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd.)

2. Press Release dated March 31, 2008 (New Gold Inc. financial results, project update)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
(Registrant)

Date: March 31, 2008	By:	/s/ John Pitcher
John Pitcher,
General Counsel and Secretary

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Exhibit 99.1

PRESS RELEASE

Metallica Resources, New Gold and Peak Gold Announce Proposed US$1.6 Billion Business

Combination to Create a New Intermediate Gold Company

March 31, 2008 – VANCOUVER, BC – Metallica Resources Inc. (“Metallica Resources”) (TSX – MR and AMEX – MRB), New Gold Inc. (“New Gold”) (TSX and AMEX – NGD), and Peak Gold Ltd. (“Peak Gold”) (TSXV – PIK) are pleased to announce they have signed a letter agreement to complete a business combination (the “Transaction”), creating a new globally diversified intermediate gold company with a market capitalization of approximately US$1.6 billion. The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico, and have a strong balance sheet to fund development stage projects in Canada and Chile, including the New Afton mine, which is scheduled to commence production in late 2009. All of the combined company’s mines are located within attractive mining jurisdictions. All dollar figures are in Canadian dollars, unless otherwise stated.

Highlights of the Transaction

The Transaction creates a new intermediate gold company with operating cash flow and an impressive pipeline of development stage assets. Upon completion of the Transaction, the combined company will have:

•	Proven and probable gold reserves of 3.2 million ounces, measured and indicated gold resources of 4.9 million ounces and inferred gold resources of 3.0 million ounces;

•	Proven and probable silver reserves of 65.3 million ounces, measured and indicated silver resources of 15.8 million ounces and inferred silver resources of 2.6 million ounces;

•	Proven and probable copper reserves of 986 million pounds, measured and indicated copper resources of 2.5 billion pounds and inferred copper resources of 918 million pounds;

•	Estimated gold production of approximately 297,000 ounces in 2008 expected to increase to 335,000 ounces in 2009;

•	Production growth through the development of New Afton, El Morro and the exploration of the combined company’s extensive land positions;

•	Estimated cash costs of approximately US$340 per ounce of gold, net of by-product credits, in 2008;

•

Aggressive growth strategy funded by approximately $500 million in cash and short-term investments (including the potential cash proceeds from the exercise of in-the-money options and warrants), $120 million in investments, and significant operating cash flow;

•	Proven board of directors with experience financing, developing and operating open pit and underground mines; and

•	Significant leverage to the current gold price environment through unhedged production.

Upon completion of the Transaction, the combined company will have approximately 235 million common shares issued and outstanding plus in-the-money options and warrants, of which former Metallica Resources shareholders will own 45.7% and former Peak Gold shareholders will own 37.8% of the combined company.

Management and Directors

Upon completion of the Transaction, Robert Gallagher, currently Chief Executive Officer of Peak Gold, will assume that role for the combined company. The board of directors will be composed of Clifford Davis, Robert Gallagher, Pierre Lassonde, Craig Nelsen, Paul Sweeney and Ian Telfer.

Richard Hall, President and Chief Executive Officer of Metallica Resources, stated: “The diversified production profile of the combined company, the financial resources to fund the development of the El Morro project and the proven experience of the board of directors makes this a compelling opportunity. We are excited about the prospects for growth and the opportunities this transaction presents for all of Metallica Resources’ stakeholders.”

Clifford Davis, Chairman and Chief Executive Officer of New Gold, added: “This merger adds immediate gold production and positive cash flow to the company during the New Afton mine development period. It provides the financial resources to fund the capital requirements of the company and ensures that the New Afton mine will become a significant contributor to the long-term success of the new combined entity.”

Robert Gallagher, President and Chief Executive Officer of Peak Gold, added: “This merger increases our exposure to the current commodity price cycle and adds significantly to Peak Gold’s long-term production profile. The financial strength of the pooled balance sheets and the expertise of the management teams will allow the combined company to pursue global growth opportunities and fill the void in the intermediate gold producer segment of the market. This merger will increase overall shareholder value and provide greater sustainability and growth for the future. We are excited about the opportunities this transaction presents to our collective shareholders and see it as a step towards building a superior intermediate gold mining company.”

Compelling Combination

The combination will bring significant benefits to each of the companies and their shareholders. The boards of directors of Metallica Resources, New Gold and Peak Gold have each unanimously supported the proposed combination.

For Metallica Resources, the Transaction:

•	Diversifies gold production with multiple producing mines;

•	Enhances production growth profile in the medium term;

•	Provides shareholders with a significant stake in the combined company; and

•	Ensures availability of the necessary funding for the development of El Morro.

For New Gold, the Transaction:

•	Adds quality assets to New Gold’s long-term growth plan;

•	Delivers immediate cash flows from producing gold mines;

•	Increases New Gold’s leverage to the current price environment; and

•	Provides sufficient funding to bring the New Afton project into production.

For Peak Gold, the Transaction:

•	Improves production profile through diversification of producing assets;

•	Significantly increases reserves and resources;

•	Increases exposure to the strong commodity cycle;

•	Broadens value growth spectrum with development and exploration stage assets; and

•	Provides shareholders with a significant stake in the combined company.

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Management and the board of directors of all three companies believe the Transaction will provide the shareholders of each company the opportunity to participate in the future growth of a larger and more established company with a broader range of prospects, a more diversified asset base and a management team with the ability to execute.

Transaction Details

The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approval at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured series D notes.

Under the terms of the Transaction, shareholders of Metallica Resources will receive 0.9 common share of New Gold for each common share of Metallica Resources held (the “Metallica Resources Exchange Ratio”). Each outstanding Metallica Resources convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Metallica Resources Exchange Ratio. Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Metallica Resources at $751 million on a fully diluted in-the-money basis. This represents a premium of:

•	12.7% to Metallica Resources’ closing price on March 28, 2008, the trading day prior to the announcement

•	25.5% to the 20-day volume weighted average price of Metallica Resources and New Gold shares prior to the announcement

Shareholders of Peak Gold will receive 0.1 common share of New Gold for each common share of Peak Gold held (the “Peak Gold Exchange Ratio”). Each outstanding Peak Gold convertible security will entitle the holder thereof to receive a convertible security of New Gold which will, upon conversion, be converted into that number of common shares of New Gold based on the Peak Gold Exchange Ratio. Based on the closing price of New Gold shares as at March 28, 2008, the trading day prior to the announcement of the Transaction, the offer values Peak Gold at $622 million on a fully diluted in-the-money basis. This represents a premium of:

•	14.9% to Peak Gold’s closing price on March 28, 2008, the trading day prior to the announcement

•	13.9% to the 20-day volume weighted average price of Peak Gold and New Gold shares prior to the announcement

Board of Directors’ Recommendations

The board of directors of each company have received a fairness opinion with respect to the Transaction consideration (subject to the completion of definitive documentation) and are recommending approval of the Transaction by their respective shareholders. The respective boards of directors have unanimously approved the Transaction. All of the directors of each of Metallica Resources, New Gold and Peak Gold have indicated that they intend to vote their respective shares of Metallica Resources, New Gold and Peak Gold in favour of the Transaction.

The letter agreement includes a commitment by each of Metallica Resources, New Gold and Peak Gold not to solicit alternative transactions to the proposed Transaction. In the event that a party enters into an agreement to effect an acquisition proposal that is different from the Transaction, then such party is obligated to pay to the other parties an aggregate amount equal to $22 million in the event Metallica Resources is the terminating party, $8 million in the event New Gold is the terminating party, and $18 million in the event Peak Gold is the terminating party as a termination payment. Each party has also been provided with certain other rights customary for a transaction of this nature, and New Gold has the right to match competing offers made to Metallica Resources or Peak Gold.

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Transaction Structure

The Transaction is expected to be structured as a plan of arrangement under the Canada Business Corporations Act between Metallica Resources and a newly formed, wholly-owned subsidiary of New Gold and as a plan of arrangement under the Business Corporations Act (British Columbia) between Peak Gold and a newly formed, wholly-owned subsidiary of New Gold.

Advisors and Counsel

Metallica Resources’ financial advisor is Canaccord Capital Corporation and its counsel is Stikeman Elliott LLP. New Gold’s financial advisors are GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. and its counsel is Fraser Milner Casgrain LLP. Peak Gold’s financial advisor is Paradigm Capital Inc. and its counsel is Cassels Brock & Blackwell LLP.

Conditions

The Transaction is subject to the entering into of definitive agreements among the parties on or before May 9, 2008, the preparation and mailing of a joint information circular, and the holding of special meetings of each company’s shareholders. The parties expect to complete and mail the joint information circular in early June 2008 and plan to hold the special meetings in late June 2008. The Transaction is expected to close in early July 2008.

Conference Call

A conference call will be held on Monday, March 31, 2008 at 10:00 a.m. (EDT) to discuss this Transaction. An investor presentation outlining the Transaction will be available on each company’s website prior to the conference call. You may join the call by dialing toll free +1 (866) 696-5910 or +1 (416) 641-2144 for calls from outside Canada and the U.S., passcode: 3252883#. You can listen to a recorded playback of the call after the event until April 28, 2008 by dialing +1 (800) 408-3053 or +1 (416) 695-5800 for calls outside Canada and the U.S., passcode: 3257388#.

For further information please contact:

Rhonda Bennetto

Director Investor Relations and Corporate Communications

Metallica Resources Inc.

Direct: +1 (303) 640-3292

Toll-free: +1 (888) 933-0313 x5

Email: rmbennetto@metal-res.com

Website: www.metal-res.com

Laura Sandilands

Manager of Investor Relations

New Gold Inc.

Direct: +1 (416) 977-1067

Toll-free: +1 (877) 977-1067

Email: lsandilands@newgoldinc.com

Website: www.newgoldinc.com

Melanie Hennessey

Vice President Investor Relations

Peak Gold Ltd.

Direct: +1 (604) 696-3024

Toll-free: +1 (888) 220-2760

Email: info@peakgold.com

Website: www.peakgold.com

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FORWARD-LOOKING STATEMENTS: This news release and information contained in the attachments hereto contain certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company and each of New Gold, Metallica Resources and Peak Gold and estimated production and mine life of the various mineral projects of New Gold, Metallica Resources and Peak Gold. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that New Gold, Peak Gold and Metallica Resources will be able to negotiate definitive transaction documentation, that New Gold will be able to obtain the required waiver from the Holders of its 10% Notes, that the due diligence investigations of each Party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the Shareholders of each of New Gold, Metallica Resources and Peak Gold, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of New Gold, Metallica Resources and Peak Gold and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of New Gold, Metallica Resources and Peak Gold filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com. Although New Gold, Metallica Resources and Peak Gold have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. New Gold, Metallica Resources and Peak Gold undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Metallica Resources Mineral Resource and Reserve Estimate

The following table sets forth the estimated Mineral Resources for the Cerro San Pedro Mine as of March 31, 2007 and for the El Morro Project as of December 31, 2006

Cerro San Pedro Mineral Reserve and Mineral Resource Estimate(1)(2)(3)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Gold	Silver
		(000s)	(grams per tonne)	(grams per tonne)	(000s ounces)	(000s ounces)
Cerro San Pedro(4)	Measured	106,289	0.55	20.3	1,880	69,371
	Indicated	9,929	0.48	19.7	153	6,289
	Measured + Indicated	116,218	0.54	20.3	2,033	75,660
	Inferred	3,176	0.44	21.7	45	2,215

Cerro San Pedro(5)	Proven	82,278	0.55	22.3	1,450	59,000
	Probable	3,535	0.57	25.1	60	3,000
	Proven + Probable	85,813	0.55	22.5	1,510	62,000

(1)	Mineral reserves and resources have been estimated in accordance with definitions adopted by CIM on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.
(2)	Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(3)	Silver-to-gold ratio is estimated at 60:1.

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(4)	Mineral reserves are contained within mineral resources.
(5)	Mineral reserves calculated using a $475 per ounce gold price and $8.00 per ounce silver price.

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El Morro Measured, Indicated and Inferred Mineral Resource Estimate(1)(2)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(000s)	(grams per tonne)	(grams per tonne)	(%)	(000s ounces)	(000s ounces)	(000s pounds)
El Morro(3)(4)	Measured	188,800	0.58	—	0.69	3,515	—	2,872,000
0.3% copper cut-off	Indicated	299,800	0.49	—	0.53	4,704	—	3,504,000
grade	Measured + Indicated	488,600	0.52	—	0.59	8,219	—	6,376,000
	Inferred	226,700	0.41	—	0.48	3,001	—	2,392,000

El Morro(4)(5)	Measured	192,000	0.57	—	0.68	3,550	—	2,871,000
0.4% copper equivalent	Indicated	314,500	0.49	—	0.52	4,930	—	3,586,000
cut-off grade	Measured + Indicated	506,500	0.52	—	0.58	8,480	—	6,457,000
	Inferred	230,600	0.42	—	0.48	3,120	—	2,421,000

(1)	Reported at 100%
(2)	Mineral resources do not have demonstrated economic viability.
(3)	The mineral resource estimate, calculated on a copper cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Person, as defined by National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate based on a copper cut-off basis was Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy, and Manager of Mines Geology for Xstrata Copper.
(4)	Inferred mineral resources are defined on the basis of drill sample density and include inferred mineral resources occurring within and outside a simulated pit shell based on $1.20 per pound copper and $400 per ounce gold.
(5)	The mineral resource estimate, calculated on a copper equivalent cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Persons, as defined by National Instrument 43-101, responsible for the restated mineral resource estimate on a copper equivalent cut-off basis were Dr. Bruce M. Davis, Fellow – Australasian Institute of Mining and Metallurgy, and Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for Metallica Resources Inc.

New Gold Mineral Resource and Reserve Estimate

All Reserves and resources have been estimated using the definitions in the CIM Standards on Mineral resources and reserves, Definitions and Guidelines.

Measured and Indicated Mineral Resource – Main Zone and Hanging Wall Lenses(1)(2)(3)

(exclusive of Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Copper
		(000s)	(grams per tonne)	(grams per tonne)	(%)	(000s ounces)	(millions) pounds)
New Afton Mine	Measured	43,250	0.83	2.68	1.12	1,154	1,065
	Indicated	22,410	0.66	2.42	0.84	476	415
	Measured + Indicated	65,660	0.77	2.59	1.02	1,630	1,480

(1)	Based on the following metal price assumptions: copper - US$1.20 per pound; gold - US$450 per ounce; silver - US$5.25 per ounce.
(2)	Cut-off at $10 per tonne of ore.
(3)	All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA.

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Inferred Mineral Resource – C Zone(1)(2)(3)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Copper
		(000s)	(grams per tonne)	(grams per tonne)	(%)	(000s ounces)	(millions pounds)
New Afton Mine	Inferred	7,940	0.88	1.55	0.96	225	168

(1)	Based on the following metal price assumptions: copper - US$1.20 per pound; gold - US$450 per ounce; silver - US$5.25 per ounce.
(2)	Cut-off at $10 per tonne of ore.
(3)	All mineral resources were estimated by Qualified Person David Rennie of Scott Wilson RPA.

New Afton Probable Mineral Reserve Estimate(1)(2)(3)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(000s ounces)	(000s ounces)	(millions pounds)
New Afton Mine	Probable	44.4	0.72	2.27	0.98	1,030	3,240	960

(1)	Based on the following metal price assumptions: copper - US$1.45 per pound; gold - US$475 per ounce.
(2)	Cut-off at $15 per tonne of ore.
(3)	Mineral reserves were estimated by Qualified Person Mike Thomas, MAusIMM (CP) of AMC Consultants (Pty.) Ltd.

Peak Gold Mineral Resource and Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Measured, Indicated and Inferred Mineral Resource Estimate (1)(4)(5)

(exclusive of Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Amapari Mine (2)	Measured	2,763	1.41	—	125	—
	Indicated	7,668	2.51	—	620	—
	Measured + Indicated	10,432	2.22	—	745	—
	Inferred	13,039	3.22	—	1,351	—

Peak Mines (3)	Measured	1,241	3.86	0.99	154	27,020
	Indicated	2,276	4.16	1.19	304	59,616
	Measured + Indicated	3,517	4.05	1.12	458	86,636
	Inferred	1,991	6.50	0.53	416	23,375

Total	Measured				279	27,020
	Indicated				924	59,616
	Measured + Indicated				1,203	86,636
	Inferred				1,767	23,375

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(1)	All Mineral Resources have been calculated in accordance with the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.
(2)	The Mineral Resources for the Amapari Mine set out in the table above have been estimated by Emmanuel Henry, Member of the AusIMM (CP) from AMEC International (Chile) S.A. (“AMEC”), who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.
(3)	The Mineral Resources for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Geoffrey N. Challiner, B.Sc.(Eng.), C.Eng., Independent Mining Engineer for Mine and Quarry Engineering Services, Inc., who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code.
(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves for the Amapari Mine as of September 30, 2007 and for the Peak Mines as of December 31, 2006.

Proven and Probable Mineral Reserve Estimate(1)(4)

			Grade		Contained Metal
Deposit	Category	Tonnes	Gold	Copper	Gold	Copper
		(000s)	(grams per tonne)	(%)	(000s ounces)	(000s pounds)
Amapari Mine (2)	Proven	811	2.52	—	66	—
	Probable	2,994	2.46	—	237	—
	Proven + Probable	3,806	2.47	—	302	—

Peak Mines (3)	Proven	948	6.70	0.85	204	17,720
	Probable (4)	727	6.82	0.62	164	9,956
	Proven + Probable	1,675	6.75	0.74	368	27,241

Total	Proven				270	17,720
	Probable				401	9,956
	Proven + Probable				670	27,241

(1)	All Mineral Reserves have been calculated in accordance with the JORC Code and reconciled to the CIM Standards.
(2)	The Mineral Reserves for the Amapari Mine set out in the table above have been estimated by Carlos Guzmán, Ing. Civil de Minas, AusIMM from NCL Brasil Ltda (“NCL”), who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.
(3)	The Mineral Reserves for the Peak Mines set out in the table above have been estimated by PGM staff and audited by Neil Inwood, MAusIMM, Senior Consultant, Resources with RSG Global Consulting Pty Ltd, who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as Proven and Probable, and are based on the JORC Code.
(4)	Numbers may not add up due to rounding.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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Exhibit 99.2

PRESS RELEASE

2007 FINANCIAL RESULTS,

PROJECT COST UPDATE AND PROJECT UPDATE

(All amounts are in Canadian $)

March 31, 2008, Vancouver, British Columbia — New Gold Inc. (the “Company” or “New Gold”) (NGD: TSX/AMEX) is pleased to provide 2007 financial year end results and an update on its New Afton Copper Gold Project situated 10 kilometres west of Kamloops, British Columbia.

2007 Year End Results

The Company incurred a loss of $61.4 million or $2.00 per share in 2007 compared with a loss of $3.5 million or $0.15 per share in 2006. The increased loss is primarily attributable to the $50.1 million impairment charge which the Company took in 2007 in respect of its investments in non-bank sponsored Asset Backed Commercial Paper (“ABCP”). In addition, the Company expensed $22.1 million related to interest and accretion charges in respect of the debt issuances which were completed in June and July 2007, which do not qualify for capitalizing to the New Afton Copper Gold Project (the “Project”) costs. Partially offsetting these two items is an increase in interest income of $3.8 million as well as the recognition of a future tax recovery of $9.9 million in 2007 relating to available loss carry forward amounts and share and debt issue costs.

In 2007, the Company expended $39.3 million, including capitalized financing costs, on the Project and Ajax property as compared to $20.2 million in 2006. In 2007, the Company’s primary expenditures were $25.7 million on the underground development related to the expansion of the existing 2 kilometre decline and commencement of new development faces, $5.0 million on interest capitalized and paid in 2007, $3.0 million in payments to complete the feasibility study on the Project, $4.5 million on surface exploration in and around the New Afton deposit and $0.8 million on exploration of the Company’s Ajax property and optioned properties. In 2006, the Company spent $6.3 million on the feasibility study on the Project, $6.1 million on underground exploration, including support services for the underground exploration, and $2.3 million for tunneling costs (expended in 2005 but paid in 2006).

In addition, the Company spent $30.0 million on property, plant and equipment in 2007 as compared to only $0.4 million in 2006. The significant increase relates to the receipt of the initial portion of the mine development fleet ($11.2 million) and installment payments made on long lead mill equipment orders ($1.6 million). Additionally, the Company completed the acquisition of the surface rights for the Project in the fourth quarter of 2007 for consideration of $16.3 million.

On June 28, 2007 and July 27, 2007, the Company completed an offering (the “Offering”) through a syndicate of underwriters, pursuant to which the following securities were issued:

•	237,000 Series D units at a price of $1,000 per unit, each unit consisting of a $1,000 principal amount unsecured note (the “Note”) and 100 share purchase warrants;

•	55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

•	2,055,000 flow-through shares at $9.75 per share; and

•	10,700,000 shares at $7.50 per share.

The total Offering generated gross cash proceeds of $392.3 million (net proceeds $374.5 million).

Cash Resources

As at December 31, 2007, the Company had cash and cash equivalents totalling $190.2 and negative working capital of $29.6 million. The negative working capital position is due to the classification of the Company’s Notes as a current liability, because of a provision in the Note Indenture governing such Notes, which requires the Company to obtain permits related to the Project on or before June 27, 2008. The Mine Permit, which is the principal approval required for the development of the mine, was received on October 31, 2007. The additional material permits relate to the use of water and waste management respecting effluent, sewage and air emissions. The Company is in the process of applying for all of these permits; however if the permits are not obtained by June 28, 2008 the Company may be obligated under the Note Indenture to offer to redeem the Notes at par value ($237 million) from the holders. The Company is presently reviewing alternatives, including seeking an extension to the June 28, 2008 date. The negative working capital position is also due to the classification of the Company’s investments in ABCP as non-current assets and will continue to be classified as such until no sooner than the restructuring of the ABCP is completed. The Company has $120 million of estimated recoverable value ($170 million face value) in investments subject to the ABCP restructuring in Canada.

The Company will be required to raise additional capital either from the issuance of flow-through shares which qualify for the vast majority of the underground development costs, additional debt, although this market is currently limited due to the restrictive credit markets world-wide, or equity financings. The timing and amount of these will be impacted by the timing and ultimate resolution of the Company’s ABCP investments.

Project Update

Construction started in 2007 with underground mine development which is the critical path component of the Project. Cementation Canada Inc. (“Cementation”), which was engaged as the Company’s underground contractor in late 2006, has completed the expansion of the existing 2 kilometre exploration decline suitable for the larger development equipment. It is now proceeding on progressing three underground faces plus the surface portal from which mining commenced in January 2008. In support of the mining activities there are presently 3 mining crews working 7 days a week, 20 hours a day. The Cementation crew totals 71 contractors and their efforts are being supported by 4 mining jumbos, 6 haulage trucks, 4 rock bolters, 7 mining scoops and a fleet of equipment to deliver and apply shotcrete.

The Company has ordered the long lead mill components and ordered and received the initial mine development fleet. Additional major components for the surface facilities that have been awarded since December 31, 2007 include the electrical transformers, power line upgrading and the mill building and site office facilities.

At the end of February 2008, the mine site employee and contractor levels totaled 146. The development crews will increase from three to 6 crews once the underground development reaches the bottom of the ore body and the ore access development commences in the second half of 2008.

The Company has retained AMEC Americas Ltd. (“AMEC”) as its EPCM Contractor and Ledcor Projects Inc (“Ledcor”) is being engaged to construct the surface facilities including the plant and tailings facilities. Ledcor is scheduled to commence excavation of the surface facilities in April of 2008 and building erection is planned to commence in September/October of 2008.

Project Cost Update

Costs of building mining projects world-wide have been increasing as a result of higher labour and material costs. As a result of a comprehensive review overseen by AMEC and including input from Cementation, Ledcor and AMC Consultants (Pty) Ltd., the Company’s mining consultant, the construction costs for the Project are now projected to total $592 million (which includes a contingency of $48.6 million), 19.6% over the projected costs contained in the Feasibility Study and are as follows:

Major Area	($M)	% of Total Costs
Mining	$197.5	33
Site Development	$16.3	3
Process	$90.5	15
Utilities	$12.5	2
Ancillary Buildings	$12.3	2
Water/Waste Management	$14.4	2
Total Direct Costs	$343.5	58
EP Cost	$22.1	4
Construction Management	$12.3	2
Construction Indirects	$77.1	13
Other Indirect costs	$11.3	2
Total Indirect Costs	$122.8	21
Owner’s costs	$74.0	12
Contingency	$48.6	8
Capitalized Operating Costs	$3.3	1
Total Other Costs	$125.9	21
Total Costs	$592.2	100

These capital costs will see the mine reach the 4 million tonne per year throughput rate and a portion of these costs can be funded by operations during the initial 1.6 million tonne per year ramp up period. The Company is presently completing its review of the financial and operational consequences of reducing the ramp up period of less than 12 months from the presently disclosed 27 months and any corresponding effect on funding requirements. The Project cost increase is primarily related to labour cost increases which are now based on actual contractor labour rates for the surface and underground contractors, particularly in the underground development area plus escalation on material costs. The Project scope has not been amended from that contained in the Feasibility Study.

To December 31, 2007, the Company has expended approximately $39 million of the Project capital costs.

Participation Agreement with First Nations

As announced on March 24, 2008, the Company has entered into a Participation Agreement with the Kamloops Division of the Secwepemc Nation, comprising the Kamloops Indian Band and the Skeetchestn Indian Band. The purpose of the Participation Agreement is to establish a co-operative and mutually beneficial relationship between the First Nations and the Company with respect to the Project and provide a long-term framework for communication, collaboration and cooperation. The Agreement will provide the Kamloops Division with economic opportunities and social and financial benefits, including employment, education, training and business opportunities. The Agreement secures the consent of the Kamloops Division to the Project and its support through all project phases.

Finalization of Arrangements with Abacus Mining & Exploration Corp

As announced on March 25, 2008, the arrangements with Abacus Mining & Exploration Corp. (“Abacus”) and with Teck Cominco Ltd. (“Teck”), which were first reported on in the October 30, 2007 release, have been finalized. The agreement between Abacus, Teck and the Company is intended to ensure that New Gold and Abacus are able to freely develop their assets in the area of the New Afton Project. This agreement will ensure that Abacus maintains the rights of access previously granted to it by Teck and provides Abacus with shared use of New Gold’s water pipeline in the event that it develops a new milling operation. New Gold will be provided access from the Trans-Canada Highway to its New Afton operations over a small portion of the land which Abacus is purchasing from Teck around the old Afton mill building.

The agreement between Abacus and the Company is intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most effective manner. As a result the agreement is intended to grant Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax Mineral Claims, which overly the past-producing Ajax pits. Under this agreement Abacus must spend $2.5 million over 2 years over a portion of New Gold’s mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period. If economic mineralization is established, it will be developed as a joint venture between the two companies. In the event of an open pit operation the interests will be 60:40 in favour of Abacus who will be the operator. In the event of an underground operation the interests will be 60:40 in favour of New Gold who will be the operator.

Move to Kamloops

With the financial, personnel, administration and Project functions all having been moved to Kamloops, we have decided to close our Vancouver office effective March 31, 2008. All enquiries regarding investor and shareholder matters should now be directed to our Toronto office.

For more information contact:

Mr Cliff Davis, President and Chief Executive Officer

or Ms. Laura Sandilands, Manager of Investor Relations

New Gold Inc.

70 University Avenue

Toronto, Ontario

M5J 2M4

Phone:	(416) 977-1067
Toll free:	(877) 977-1067

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.” We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.